Via Facsimile and U.S. Mail
Mail Stop 6010

April 14, 2009

Mr. Ramani Ayer
Chairman and Chief Executive Officer
Hartford Financial Services Group, Inc.
One Hartford Plaza
Hartford, Connecticut 06155

Re: **Hartford Financial Services Group, Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2008
        File No. 001-13958

Dear Mr. Ayer:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 1A. Risk Factors, page 22

We have experienced and may experience additional future downgrades…, page 25

1. Please revise to quantify the nature and amount of collateral that you may be required to post if rating agencies downgrade you below your current insurance financial strength level.

Mr. Ramani Ayer
Hartford Financial Services Group, Inc.
April 14, 2009
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations

Life

Net Investment Spreads, page 72

2. Since it appears that these spreads would be affected by your derivatives and
   reinsurance programs that you discuss in the Life section of Capital Markets Risk
   Management and in Note 5 of the financial statements, please revise to also
   include the effect that these programs had on the 2008 decrease in these spreads.
   Quantify the contribution of each factor to the 2008 decrease in these spreads.

Profitability, page 75

3. You reconcile various non-GAAP financial measures that exclude realized gains
   (losses) and DAC unlock to the corresponding GAAP financial measures. Please
   revise to adequately explain why these measures are useful to an investor and how
   they are used by management. Please refer to Item 10(e) (i) of Regulation S-K.
   In addition, revise to also discuss the reasons for fluctuations in the GAAP
   financial measures. This comment also applies to your disclosure on expenses
   starting on page 73.

Retail

Year ended December 31, 2008 compared to the year ended December 31, 2007, page 80

4. Please revise to disclose the impact on your operating results of the GMWB
   liability and corresponding derivatives and reinsurance programs that you discuss
   in your disclosure about the GMWB product derivatives and reinsurance
   information in Note 5. Quantify the contribution of each factor to your operating
   results. Also, quantify the reasonably likely impact of continuing market volatility
   on the cost and effectiveness of your GMWB hedging program.

Capital Resources and Liquidity

Ratings, page 195

5. You state on page 25 that a ratings downgrade of three levels below your current
   financial strength levels could trigger potentially material collateral calls on
   certain derivative instruments as well as counterparty rights to terminate
   derivative relationships. Please disclose expected effects that ratings downgrades
   could have on your results of operations, financial condition and liquidity.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 9. Separate Accounts, Death Benefits and Other Insurance Benefit Features, page F-65

6. Please refer to the table showing the Breakdown of Individual Variable and Group Annuity Account Value by GMDB/GMIB Type at December 31, 2008.

    - Revise the table and/or notes thereto:

        o   To clarify whether "account value" represents the separate account liability as required by paragraph 38.d.(1) of SOP 03-01 and if so, to reconcile it to the $130,184 million balance shown on the balance sheet at December 31, 2008;
        o   To include the amount of the December 31, 2008 liability for additional benefits and guarantees as required by paragraph 38.d.(2) of SOP 03-01 and indicate in which balance sheet caption this liability is included; and
        o   To define net and retained net amount at risk.

    - Please revise to include the disclosure required by paragraph 38e of SOP 03-01.

    *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Sebastian Gomez Abero, Staff Attorney, at (202) 551-3578 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant